UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea

14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Announcement of Financial and Operating Results

The press release issued by Imperial Petroleum Inc. (the “Company”, or “we”) on February 15, 2023, announcing its financial and operating results for the fourth quarter and year ended December 31, 2022, is attached hereto as Exhibit 99.1.

Announcement of Vessel Acquisitions; Series C Convertible Preferred Stock

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company dated February 17, 2023 announcing agreements to acquire two drybulk carriers from entities affiliated with its Chairman and Chief Executive Officer for consideration consisting of $25.5 million in cash and 13,875 shares of its newly-designated Series C Cumulative Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), which would be issued upon delivery of the respective vessel. A summary of the terms of the Series C Preferred Stock is set forth below.

Conversion. The shares of Series C Preferred Stock are convertible, at the holder’s option, to our common stock, in whole or in part, at any time and from time to time after the six-month anniversary of the issuance date, at a conversion price equal to the lower of (i) $0.50 and (ii) the VWAP of our common stock over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $0.10.

Redemption. The shares of Series C Preferred Stock will be perpetual and have no maturity date. The Series C Preferred Stock will not be redeemable.

Dividends. Holders of Series C Preferred Stock shall be entitled to receive cumulative cash dividends at a rate of 5.00% per annum of the liquidation preference of $1,000 per share, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, beginning on July 15, 2023. Dividends for each dividend period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable in cash or, at the election of the Company, in an amount of shares of Series C Preferred Stock equal to the quarterly dividend amount for such shares divided by the Series C liquidation preference of $1,000 per share.

Rank. The Series C Preferred Stock will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series C Preferred Stock will rank (1) senior to our common stock and our Series B Preferred Stock and to each other class or series of capital stock established after the original issue date of the Series C Preferred Stock that is not expressly made senior to or on parity with the Series C Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Stock”); (2) pari passu with any class or series of capital stock established after the original issue date of the Series C Preferred Stock that is not expressly subordinated or senior to the Series C Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Parity Stock”); and (3) junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us and to our existing 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock and each other class or series of capital stock expressly made senior to the Series C Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such classes or series of capital stock, our “Senior Stock”).

Liquidation Rights. The holders of issued and outstanding Series C Preferred Stock will be entitled, upon the occurrence of a Liquidation Event (as defined below), to receive the liquidation preference of $1,000.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not declared). “Liquidation Event” for purposes of the Series C Preferred Stock is (1) any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, (2) merger or consolidation of the Company, (3) sale, lease or conveyance of all or substantially all of its consolidated assets or (4) change in control of the Company.

Voting. Holders of the Series C Preferred Stock generally have no voting rights. Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series C Preferred Stock, voting as a single class, we may not adopt any amendment to our Restated Articles of Incorporation that adversely alters the preferences, powers or rights of the Series C Preferred Stock. Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series C Preferred Stock, voting as a class together with holders of any other parity stock upon which like voting rights have been conferred and are exercisable, we may not issue any Parity or Senior Stock if the cumulative dividends payable on outstanding Series C Preferred Stock are in arrears.

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This report on Form 6-K contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: our ability to consummate the acquisitions of the two drybulk vessels as intended and realize the benefits of such transactions, the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT INDEX

99.1	Imperial Petroleum Inc. Press Release dated February 15, 2023
99.2	Imperial Petroleum Inc. Press Release dated February 17, 2023

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This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663) filed with the SEC on December 2, 2022, including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2023

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer